No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 93rd Ordinary General Meeting of Shareholders of the Company has been uploaded on May 24, 2017 to the Company’s website shown below.

http://world.honda.com/investors/stock_bond/meeting.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 30, 2017

•	Notice of Convocation of the 93rd Ordinary General Meeting of Shareholders

•	Reference Materials for the General Meeting of Shareholders

•	Business Report for the 93rd Fiscal Year

•	Consolidated Financial Statements

•	Audit Report

[Translation]

May 30, 2017

To Shareholders:

Notice of Convocation of the 93rd

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 93rd Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the meeting, you may exercise your voting rights by mail or via the Internet. We request that you exercise your voting rights after examining the reference materials for the general meeting of shareholders mentioned below.

Voting by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed voting right exercise form, and send the voting right exercise form to us so that it is received no later than 6:00 p.m. on Wednesday, June 14, 2017.

Yours faithfully,

Takahiro Hachigo
President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Thursday, June 15, 2017

Place	Grand Nikko Tokyo Daiba
(Formerly GRAND PACIFIC LE DAIBA) Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda

Matters to be reported

1.	Report on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 93rd Fiscal Year (from April 1, 2016 to March 31, 2017);

2.	Report on the Results of the Audit of the Consolidated Financial Statements for the 93rd Fiscal Year (from April 1, 2016 to March 31, 2017) by the Independent Auditors and the Board of Corporate Auditors.

Matters to be resolved

First Item

Distribution of Dividends

Second Item

Partial Amendments to the Articles of Incorporation

Third Item

Election of Nine (9) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

Fourth Item

Election of Five (5) Directors Who are Audit and Supervisory Committee Members

Fifth Item

Determination of Amount of Remuneration for Directors (other than Directors Who are Audit and Supervisory Committee Members)

Sixth Item

Determination of Amount of Remuneration for Directors Who are Audit and Supervisory Committee Members

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)	If voting rights are exercised both through indications on the voting right exercise form and through voting via the Internet, causing voting rights to be exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the most recent votes submitted via the Internet will be regarded as the effective votes.

(4)	If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company (a person who is not a shareholder, such as a proxy who is not a shareholder and an accompanying person of a shareholder, may not attend the meeting).

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals on the following voting rights exercise website.

http://www.web54.net/

*	Details regarding these agenda items are contained in the “Business Report for the 93rd Fiscal Year,” which is appended to this Notice of Convocation.

*	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

Japanese     http://www.honda.co.jp/investors/    English     http://world.honda.com/investors/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

FIRST ITEM     Distribution of Dividends

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital structure policy.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year ended March 31, 2017, the following conditions are proposed:

1 Conditions and Total Value of Dividend Assets Allocated to Shareholders JPY 24 per share of common stock Total value of JPY 43,254,729,480 2 Effective Date of Distribution of Dividends June 16, 2017

As a result, annual dividends including cash dividends paid at the end of the first, second and third quarters will be JPY 92 per share.

SECOND ITEM    Partial Amendments to the Articles of Incorporation

1.	Reason for Amendments

Based on our Fundamental Beliefs, Honda has been striving to enhance corporate governance as one of the most important management issues to become “a company that society wants to exist.” In our effort to achieve this target, we have increased the trust of our shareholders/investors, customers and society, while seeking for sustainable growth and maximizing the corporate value over the medium to long term.

In order to further strengthen the supervisory function of the Board of Directors and speed up decision-making, Honda has determined to make the transition to a Company with Audit and Supervisory Committee that enables increased segregation between the supervisory function and the business execution function and further delegation of the business execution authority to the Executive Directors. In accordance with this transition, the following amendments to the Articles of Incorporation are intended to be made.

(1)	Amendments in connection with the transition to the “Company with Audit and Supervisory Committee”

1)	To enable the Company to transition to the Company with Audit and Supervisory Committee, provisions will be added regarding the abolishment of the Board of Corporate Auditors and the establishment of the Audit and Supervisory Committee. (Article 4 of Proposed Amendments)

2)	New provisions will be established in connection with “Directors who are Audit and Supervisory Committee Members.” (Article 20, Paragraph 2, Article 21, Paragraph 2 and 3, and Article 27 of Proposed Amendments)

3)	Pursuant to the transition to the Company with Audit and Supervisory Committee, the total number of Directors, including Directors who are Audit and Supervisory Committee Members, will be prescribed as a maximum of 20 (in which Directors who are Audit and Supervisory Committee Members will be a maximum of 7). (Article 19 of Proposed Amendments)

4)	The title of Chapter 5 will be changed from “Corporate Auditors and Board of Corporate Auditors” to “Audit and Supervisory Committee.” The provisions regarding “Board of Corporate Auditors” will be replaced to those regarding “Audit and Supervisory Committee.” (Articles 30 and 31 of Proposed Amendments)

5)	New articles will be established to enable the Board of Directors to delegate all or part of decisions on execution of important operations to a Director (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution. (Article 28 of Proposed Amendments)

6)	Pursuant to the transition to the Company with Audit and Supervisory Committee, articles or provisions related to Corporate Auditors will be deleted. (Articles 29 through 31 and Articles 34 and 35 of the existing Articles of Incorporation)

7)	Supplementary provisions will be newly established in connection with the deletion of Articles 35 of the existing Articles of Incorporation. (Supplementary Provisions in the Proposed Amendments)

8)	Other necessary amendments or changes in connection with the transition to the Company with Audit and Supervisory Committee will be made.

(2)	Other overall amendments

Article numbers will be reorganized to accommodate the newly established and deleted articles.

2.	Details of Amendments

The details of amendments are as follows;

The resolution pertaining to this Proposal No. 2 will take effect at the close of this meeting.

(Portions to be amended are underlined.)
Current Articles of Incorporation	Proposed Amendments
Articles 1. through 3.	[Unchanged]

[Omitted]

Article 4. (Governance components)	Article 4. (Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.	The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1. Board of Directors	1. Board of Directors

2. Corporate Auditors	2. Audit and Supervisory Committee

3. Board of Corporate Auditors	[Deleted]

4. Accounting Auditors	3. Accounting Auditors

Articles 5. through 18.	[Unchanged]

[Omitted]

Article 19. (Number of Directors)	Article 19. (Number of Directors)

Directors of the Company shall be not more than fifteen in number.	Directors of the Company shall be not more than twenty in number, of which the Directors who are Audit and Supervisory Committee Members shall be not more than seven in number.

Article 20. (Election of Directors)	Article 20. (Election of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

[Newly established]

The election of Directors pursuant to the provisions of the preceding Paragraph shall be implemented, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

Article 21. (Term of Office)	Article 21. (Term of Office)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

The term of office of Directors who are not Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

[Newly established]

The term of office of Directors who are Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within two years after their election to office.

[Newly established]

The term of office of a Director who is an Audit and Supervisory Committee Member elected to fill the vacancy caused by the resignation of a Director who is an Audit and Supervisory Committee Member prior to the expiry of such Director’s term of office shall expire at the time of expiration of the term of office of his or her predecessor.

Article 22. (Directors with executive powers)	Article 22. (Directors with executive powers)

The Board of Directors shall appoint, pursuant to its resolutions, from among the Directors one President and Director and may appoint one Chairman of the Company, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

The Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) one President and Director and may appoint one Chairman of the Company, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 23. (Representative Directors)	Article 23. (Representative Directors)

The President and Director shall represent the Company.	The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, Directors who shall each represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) Directors who shall each represent the Company.

Current Articles of Incorporation	Proposed Amendments

Article 24.	[Unchanged]

[Omitted]

Article 25. (Notice of meetings of the Board of Directors)	Article 25. (Notice of meetings of the Board of Directors)

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Directors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.
If the consent of all Directors and Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 26.	[Unchanged]

[Omitted]

Article 27. (Remuneration of Directors, etc.)	Article 27. (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

[Newly established]	Article 28. (Delegation of decisions on execution of important operations)

The Board of Directors of the Company may delegate to a Director all or part of decisions on execution of important operations (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution.

Article 28.	Article 29.

[Omitted]	[Unchanged]

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Audit and Supervisory Committee

Article 29. (Number of Corporate Auditors)	[Deleted]

Corporate Auditors of the Company shall be not more than seven in number.

Article 30. (Election of Corporate Auditors)	[Deleted]

Corporate Auditors shall be elected by resolution of a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of shareholders who are entitled to exercise their voting rights.

Article 31. (Term of Office of Corporate Auditors)	[Deleted]

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business year ending within four years after their election to office.

The term of office of a Corporate Auditor elected to fill the vacancy of a Corporate Auditor who resigned from his/her office before the expiration of his/her term shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Current Articles of Incorporation	Proposed Amendments
Article 32. (Board of Corporate Auditors)	Article 30. (Audit and Supervisory Committee)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that such Regulations may not preclude the exercise of the power of any Corporate Auditor.

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Audit and Supervisory Committee shall be governed by the Regulations of the Audit and Supervisory Committee established by the Audit and Supervisory Committee.

Article 33. (Notice of Meetings of Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 31. (Notice of meetings of Audit and Supervisory Committee)

Notice of convocation of a meeting of the Audit and Supervisory Committee shall be sent to each Audit and Supervisory Committee Member three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Audit and Supervisory Committee Members is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 34. (Remuneration of Corporate Auditors, etc.)	[Deleted]

Remuneration and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Article 35. (Exemption of Corporate Auditors’ Liabilities, etc.)	[Deleted]

Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Corporate Auditors which limit the liability for damages of such Outside Corporate Auditors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

Articles 36. through 39.	Articles 32. through 35.

[Omitted]	[Unchanged]

[Newly established]	Supplementary Provisions

Article 1. (Transitional measures for exemption from liability of Corporate Auditors prior to transition to a company with Audit and Supervisory Committee)

The exemption from liability for the acts of Corporate Auditors (including former Corporate Auditors) provided in Article 423, Paragraph 1 of the Company Law and liability limitation agreements executed with Outside Corporate Auditors prior to the close of the ordinary general meeting of shareholders relating to the business year ending on March 31, 2017 shall continue to be governed by Article 35 of the Articles of Incorporation as before its amendment effective from the close of the aforementioned ordinary general meeting of shareholders.

THIRD ITEM    Election of Nine (9) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The term of office of each of the thirteen (13) current Directors is due to expire at the close of this general meeting of shareholders.

Meanwhile, the Company will transition to the company with audit and supervisory committee on the condition that the Second Item “Partial Amendments to the Articles of Incorporation” is approved.

It is proposed that the following nine (9) Directors (excluding Directors who are Audit and Supervisory Committee Members), including two (2) Outside Directors, be elected at this meeting.

The resolution for this Item shall come into effect on the condition that the amendment given in the Second Item becomes effective.

The names and particulars of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) are provided below.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors

1	Reappointment	Takahiro Hachigo	President and Representative Director	Chief Executive Officer	10/10

2	Reappointment	Seiji Kuraishi	Executive Vice President, Executive Officer and Representative Director	Chief Operating Officer In Charge of Strategy, Business Operations and Regional Operations Risk Management Officer Corporate Brand Officer	8/8

3	Reappointment	Yoshiyuki Matsumoto	Senior Managing Officer and Director	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization)	10/10

4	New appointment	Toshiaki Mikoshiba	Senior Managing Officer	In Charge of Sales and Marketing Chief Officer for Regional Operations (North America)	-

5	Reappointment	Yoshi Yamane	Senior Managing Officer and Director	In Charge of Production (Production, Purchasing, Quality, Parts and Service) Chief Officer for Production Operations	10/10

6	Reappointment	Kohei Takeuchi	Senior Managing Officer and Director	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT) Chief Officer for Business Management Operations Chief Officer for Driving Safety Promotion Center	10/10

7	Reappointment	Hideko Kunii Outside Independent Director	Director		10/10

8	Reappointment	Motoki Ozaki Outside Independent Director	Director		8/8

9	Reappointment	Takanobu Ito	Director and Advisor		10/10

Note:	The attendance records of Directors Seiji Kuraishi and Motoki Ozaki show figures covering the meetings of the Board of Directors held after their assumptions of office on June 16, 2016.

1	Takahiro Hachigo	Current position: President and Representative Director Responsibilities: Chief Executive Officer	Reappointment

Date of birth	Number of shares of the Company held
May 19, 1959	33,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2013	Representative of Development, Purchasing and Production (China)
Apr. 2008	General Manager of Automobile Purchasing Division II for Purchasing Operations	Apr. 2013	Vice President of Honda Motor (China) Investment Co., Ltd.
June 2008	Operating Officer of the Company	Nov. 2013	Vice President of Honda Motor Technology (China) Co., Ltd.
Apr. 2010	General Manager of Purchasing Division II for Purchasing Operations	Apr. 2014	Managing Officer of the Company
Apr. 2011	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Senior Managing Officer of the Company
Apr. 2012	Vice President and Director of Honda Motor Europe, Ltd.	June 2015	President, Chief Executive Officer and Representative Director of the Company
Sep. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2017	President and Representative Director of the Company (present)
Sep. 2012	President and Director of Honda R&D Europe (U.K.) Ltd.		Chief Executive Officer of the Company (present)

2	Seiji Kuraishi

Current position: Executive Vice President, Executive Officer and Representative Director

Responsibilities: Chief Operating Officer, In Charge of Strategy, Business Operations and Regional Operations, Risk Management Officer, Corporate Brand Officer

Reappointment

Date of birth	Number of shares of the Company held
July 10, 1958	33,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	8/8

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	Nov. 2013	President of Honda Motor Technology (China) Co., Ltd.

Apr. 2007	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2014	Managing Officer of the Company

June 2007	Operating Officer of the Company	Apr. 2016	Senior Managing Officer of the Company

Jan. 2008	President of Dongfeng Honda Automobile Co., Ltd.	June 2016	Executive Vice President, Executive Officer and Representative Director of the Company (present)

Apr. 2010	Chief Officer for Regional Operations (China)	June 2016	Risk Management Officer (present)

Apr. 2010	President of Honda Motor (China) Investment Co., Ltd.	June 2016	Corporate Brand Officer (present)

June 2010	Director of the Company	Apr. 2017	Chief Operating Officer of the Company (present)

Apr. 2011	Operating Officer and Director of the Company	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations of the Company (present)

June 2011	Operating Officer of the Company (retired from position as Director)

3	Yoshiyuki Matsumoto	Current position: Senior Managing Officer and Director Responsibilities: In Charge of Research & Development (Research & Development, Intellectual Property and Standardization)	Reappointment

Date of birth	Number of shares of the Company held
January 14, 1958	36,800 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1981	Joined Honda Motor Co., Ltd.	Apr. 2013	President and Chief Executive Officer of Honda Motor India Private Ltd.

Apr. 2006	Responsible for Automobile Products for Automobile Operations	Apr. 2015	Senior Managing Officer of the Company

June 2006	Operating Officer of the Company	Apr. 2015	Chief Officer for Automobile Operations

Apr. 2009	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Executive in Charge of Quality Innovation for Automobile Operations

Apr. 2011	Executive in Charge of Business Unit No. 3 for Automobile Operations	June 2015	Senior Managing Officer and Director of the Company (present)

Apr. 2012	Managing Officer of the Company	Apr. 2016	President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd. (present)

Apr. 2013	Representative of Development, Purchasing and Production (Asia & Oceania)	Apr. 2016	Supervising Director of F1 Project

Apr. 2013	Executive Vice President of Asian Honda Motor Co., Ltd.	Apr. 2017	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization) (present)

(Significant concurrent positions)
President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

4	Toshiaki Mikoshiba	Current position: Senior Managing Officer Responsibilities: In Charge of Sales and Marketing, Chief Officer for Regional Operations (North America)	New appointment

Date of birth	Number of shares of the Company held
November 15, 1957	32,600 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1980	Joined Honda Motor Co., Ltd.	Apr. 2014	Managing Officer of the Company

Apr. 2008	Responsible for East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2014	Chief Officer for Regional Operations (Europe Region)

Apr. 2008	Executive Vice President and Director of Honda Motor Europe Ltd.	Apr. 2014	President and Director of Honda Motor Europe Ltd.

June 2008	Operating Officer of the Company	Apr. 2015	Senior Managing Officer of the Company (present)

June 2009	Responsible for Russia and CIS for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2016	Chief Officer for Regional Operations (North America) (present)

Aug. 2009	President and Director of Honda Motor RUS LLC	Apr. 2016	President and Director of Honda North America, Inc. (present)

Apr. 2011	President of Guangqi Honda Automobile Co., Ltd.	Apr. 2016	President and Chief Executive Officer of American Honda Motor Co., Inc. (present)

		Apr. 2017	In Charge of Sales and Marketing (present)

(Significant concurrent positions)
President and Director of Honda North America, Inc.
President and Chief Executive Officer of American Honda Motor Co., Inc.

5	Yoshi Yamane	Current position: Senior Managing Officer and Director Responsibilities: In Charge of Production (Production, Purchasing, Quality, Parts and Service), Chief Officer for Production Operations	Reappointment

Date of birth	Number of shares of the Company held
September 28, 1958	32,600 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Oct. 1985	Joined Honda Engineering Co., Ltd.	Apr. 2014	Head of Automobile Production for Regional Operations (Japan)

Apr. 2008	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations	Apr. 2014	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

June 2008	Operating Officer of the Company	Apr. 2015	Senior Managing Officer of the Company

June 2008	Responsible for Production for Production Operations	Apr. 2015	Chief Production Officer

Apr. 2009	Responsible for Production for Regional Operations (China)	Apr. 2015	Representative of Automobile Development, Purchasing and Production for Automobile Operations

Sep. 2010	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2015	Head of Production for Automobile Operations

Apr. 2012	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Representative of Automobile Development, Purchasing and Production (Europe Region)

Apr. 2013	Representative of Automobile Development, Purchasing and Production (Japan)	June 2015	Senior Managing Officer and Director of the Company (present)

Apr. 2013	General Manager of Suzuka Factory of Automobile Production for Automobile Operations	Apr. 2016	Chief Officer for Production Operations (present)

Apr. 2014	Managing Officer of the Company	Apr. 2017	In Charge of Production (Production, Purchasing, Quality, Parts and Service) (present)

6	Kohei Takeuchi

Current position: Senior Managing Officer and Director

Responsibilities: Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT), Chief Officer for Business Management Operations, Chief Officer for Driving Safety Promotion Center

Reappointment

Date of birth	Number of shares of the Company held
February 10, 1960	23,200 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2015	Managing Officer and Director of the Company

Apr. 2010	General Manager of Accounting Division for Business Management Operations	Apr. 2016	Senior Managing Officer and Director of the Company (present)

Apr. 2011	Operating Officer of the Company	Apr. 2016	Chief Officer for Driving Safety Promotion Center (present)

Apr. 2013	Chief Officer for Business Management Operations (present)	Apr. 2017	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT) (present)

June 2013	Operating Officer and Director of the Company

7	Hideko Kunii	Current position: Director	Reappointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
December 13, 1947	1,100 shares	None
Attendance record of the Board of Directors	Term of office as Outside Director (as of the close of this Meeting)
10/10	3 years

Resume, current position, responsibilities and significant concurrent positions

Apr. 2009	Associate Director of Ricoh Co., Ltd.	Mar. 2013	Retired from Associate Director of Ricoh Co., Ltd.

Jul. 2009	Chairperson of Ricoh IT Solutions Co., Ltd.	Apr. 2013	Deputy President, Shibaura Institute of Technology (present)

Jul. 2009	Outside Director of Innovation Network Corporation of Japan (present)	Oct. 2013	General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology (present)

Aug. 2009	Member of Gender Equality Bureau Cabinet Office	June 2014	Director of the Company (present)

Apr. 2012	Professor, Graduate School of Engineering Management, Shibaura Institute of Technology (present)	June 2014	Outside Director of Tokyo Electric Power Company, Incorporated (current Tokyo Electric Power Company Holdings, Incorporated) (present)

Mar. 2013	Retired from Chairperson of Ricoh IT Solutions Co., Ltd.	June 2015	Outside Director of Mitsubishi Chemical Holdings Corporation (present)

(Significant concurrent positions)
Outside Director of Innovation Network Corporation of Japan, Professor, Graduate School of Engineering Management, Shibaura Institute of Technology, Deputy President, Shibaura Institute of Technology, General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology, Outside Director of Tokyo Electric Power Company Holdings, Incorporated, Outside Director of Mitsubishi Chemical Holdings Corporation

Notes:	1.	Reasons for selection of candidate for position of Outside Director
Hideko Kunii has extensive experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and is active in the area of gender equality. She has been selected as a candidate for Outside Director to provide her advice from an objective, broad, and highly sophisticated perspective, drawing on her experience and knowledge.
	2.	Other matters related to the Outside Director candidate are as follows:
		(1)	Hideko Kunii is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
		(2)	Hideko Kunii fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange, Inc. and reported her appointment to the Tokyo Stock Exchange. If she is re-elected, the Company plans to continue her appointment as Independent Outside Director.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the current Articles of Incorporation of the Company, the Company has entered into a contract with Hideko Kunii which limits her liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If she is re-elected, the Company plans to enter into a similar limited liability contract.

8	Motoki Ozaki	Current position: Director	Reappointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
June 6, 1949	200 shares	None
Attendance record of the Board of Directors	Term of office as Outside Director (as of the close of this Meeting)
8/8	1 year

Resume, current position, responsibilities and significant concurrent positions

June 2012	Chairman of the Board of Kao Corporation	June 2014	President of New National Theatre Foundation (present)

June 2012	President and Representative Director of The Kao Foundation for Arts and Sciences (present)	June 2015	Outside Director of Nomura Securities Co., Ltd. (present)

Mar. 2014	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts (present)	June 2016	Director of the Company (present)

Mar. 2014	End of tenure as Chairman of the Board of Kao Corporation

(Significant concurrent positions)

President and Representative Director of The Kao Foundation for Arts and Sciences, President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, President of New National Theatre Foundation, Outside Director of Nomura Securities Co., Ltd.

Notes:	1.	Reasons for selection of candidate for position of Outside Director

Motoki Ozaki served as a corporate manager over many years at a major chemical manufacturer operating globally, and has extensive experience and considerable knowledge regarding corporate management. He has been selected as a candidate for Outside Director to provide his advice from an objective, broad, and highly sophisticated perspective, drawing on his experience and knowledge.

	2.	Other matters related to the Outside Director candidate are as follows:
		(1)	Motoki Ozaki is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
		(2)	Motoki Ozaki fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected, the Company plans to continue his appointment as an Independent Outside Director.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the current Articles of Incorporation of the Company, the Company has entered into a contract with Motoki Ozaki which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If he is re-elected, the Company plans to enter into a similar limited liability contract.

9	Takanobu Ito	Current position: Director and Advisor	Reappointment

Date of birth	Number of shares of the Company held
August 29, 1953	40,300 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1978	Joined Honda Motor Co., Ltd.	June 2005	Managing Officer of the Company

Apr. 1998	Executive Vice President of Honda R&D Americas, Inc.	Apr. 2007	Chief Officer for Automobile Operations

June 2000	Director of the Company	June 2007	Senior Managing Director of the Company

June 2001	Senior Managing Director of Honda R&D Co., Ltd.	Apr. 2009	President and Representative Director of Honda R&D Co., Ltd.

June 2003	Managing Director of the Company	June 2009	President and Representative Director of the Company

June 2003	Responsible for Motor Sports	Apr. 2011	President, Chief Executive Officer and Representative Director of the Company

June 2003	President and Representative Director of Honda R&D Co., Ltd.	Apr. 2011	Chief Officer for Automobile Operations

Apr. 2004	General Supervisor, Motor Sports	June 2015	Director and Advisor of the Company (present)

Apr. 2005	General Manager of Suzuka Factory for Production Operations

FOURTH ITEM    Election of Five (5) Directors Who are Audit and Supervisory Committee Members

The Company will transition to the company with audit and supervisory committee on the condition that the Second Item “Partial Amendments to the Articles of Incorporation” is approved.

It is proposed that the following five (5) Directors who are Audit and Supervisory Committee Members, including three (3) Outside Directors, be elected at this meeting.

The resolution for this Item shall come into effect on the condition that the amendment given in the Second Item becomes effective.

The names and particulars of the candidates for the position of Directors who are Audit and Supervisory Committee Members are provided below.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors

1	New appointment	Masahiro Yoshida	Corporate Auditor		8/8	7/7

2	New appointment	Masafumi Suzuki	-		-	-

3	New appointment	Toshiaki Hiwatari Outside Independent Director	Corporate Auditor		10/10	10/10

4	New appointment	Hideo Takaura Outside Independent Director	Corporate Auditor		10/10	10/10

5	New appointment	Mayumi Tamura Outside Independent Director	Corporate Auditor		10/10	10/10

Note:	The attendance record of Corporate Auditor Masahiro Yoshida shows figures covering the meetings of the Board of Directors and the Board of Corporate Auditors held after his assumption of office on June 16, 2016.

1	Masahiro Yoshida	Current position: Corporate Auditor	New appointment

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company

March 5, 1957	35,300 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors	Term of office as Corporate Auditor (as of the close of this Meeting)

8/8	7/7	1 year

Resume, current position and significant concurrent positions

Apr. 1979	Joined Honda Motor Co., Ltd.	June 2010	Director of the Company

Apr. 2007	Responsible for Human Resources and Associate Relations and General Manager of Human Resources Division for Business Support Operations	Apr. 2011	Operating Officer and Director of the Company

June 2007	Operating Officer of the Company	Apr. 2012	Compliance Officer of the Company

Apr. 2008	General Manager of Hamamatsu Factory for Production Operations	Apr. 2013	Managing Officer and Director of the Company

Apr. 2010	Chief Officer for Business Support Operations	June 2016	Corporate Auditor (Full-time) of the Company (present)

2	Masafumi Suzuki	Current position: -	New appointment

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company

April 23, 1964	42,420 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors	Term of office as Corporate Auditor (as of the close of this Meeting)

-	-	-

Resume, current position and significant concurrent positions

Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2012	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa)

Apr. 2010	General Manager of Regional Operation Planning Office for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2013	General Manager of Accounting Division for Business Management Operations

3	Toshiaki Hiwatari	Current position: Corporate Auditor	New appointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company

August 4, 1945	1,900 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors	Term of office as Outside Corporate Auditor (as of the close of this Meeting)

10/10	10/10	5 years

Resume, current position and significant concurrent positions

Jul. 2008	Prosecutor General	June 2012	Outside Auditor of TOYO KANETSU K.K.

June 2010	Retired from office	Oct. 2012	Outside Director of Nomura Securities Co., Ltd. (present)

Sep. 2010	Registered with the Daiichi Tokyo Bar Association	June 2015	Outside Director (Audit & Supervisory Committee Member) of TOYO KANETSU K.K. (present)

Sep. 2010	Advisor Attorney to TMI Associates (present)	Oct. 2016	Company Auditor (Outside) of THE KAGOSHIMA BANK, LTD. (present)

June 2012	Corporate Auditor of the Company (present)
(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Outside Director of Nomura Securities Co., Ltd., Outside Director (Audit & Supervisory Committee Member) of TOYO KANETSU K.K., Company Auditor (Outside) of THE KAGOSHIMA BANK, LTD.

Notes:	1.	Reasons for selection of candidate for position of Outside Director
Toshiaki Hiwatari is proposed as a candidate for Outside Director who is an Audit and Supervisory Committee Member in order for him to audit and supervise its management from an objective, broad and highly sophisticated perspective, based on his rich experience and high level of insight as a legal affairs specialist.
Although he has no experience in corporate management except serving as Outside Director or Outside Corporate Auditor, the Company judges that he will properly perform the duties of Outside Director who is an Audit and Supervisory Committee Member.
	2.	Other matters related to the Outside Director candidate are as follows:
(1) Toshiaki Hiwatari is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
(2) Toshiaki Hiwatari fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed him as an Independent Outside Corporate Auditor stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is elected, the Company plans to continue his appointment as Independent Outside Director.
(3) Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 35 of its current Articles of Incorporation, the Company has entered into a contract with Toshiaki Hiwatari which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If he is elected, the Company plans to enter into a similar limited liability contract.

4	Hideo Takaura	Current position: Corporate Auditor	New appointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
June 19, 1949	700 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors	Term of office as Outside Corporate Auditor (as of the close of this Meeting)
10/10	10/10	2 years

Resume, current position and significant concurrent positions

May 1977	Registered as Japanese Certified Public Accountant	June 2009	Retired from PricewaterhouseCoopers Aarata

Sep. 2006	Chief Executive Officer of PricewaterhouseCoopers Aarata (current PricewaterhouseCoopers Aarata LLC)	Jul. 2009	Outside Auditor of Innovation Network Corporation of Japan (present)

May 2009	Representative Partner of PricewaterhouseCoopers Aarata	June 2015	Corporate Auditor of the Company (present)

(Significant concurrent positions)
Certified Public Accountant, Outside Auditor of Innovation Network Corporation of Japan

Notes:	1.	Reasons for selection of candidate for position of Outside Director
Hideo Takaura is proposed as a candidate for Outside Director who is an Audit and Supervisory Committee Member in order for him to audit and supervise its management from an objective, broad and highly sophisticated perspective, based on his rich experience and high level of insight as a certified public accountant.
Although he has no experience in corporate management except serving as Outside Corporate Auditor, the Company judges that he will properly perform his duties of Outside Director who is an Audit and Supervisory Committee Member.
	2.	Other matters related to the Outside Director candidate are as follows:
(1) Hideo Takaura is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
(2) Hideo Takaura fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed him as an Independent Outside Corporate Auditor stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is elected, the Company plans to continue his appointment as Independent Outside Director.
(3) Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 35 of its current Articles of Incorporation, the Company has entered into a contract with Hideo Takaura which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If he is elected, the Company plans to enter into a similar limited liability contract.

5	Mayumi Tamura	Current position: Corporate Auditor	New appointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
May 22, 1960	700 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors	Term of office as Outside Corporate Auditor (as of the close of this Meeting)
10/10	10/10	2 years

Resume, current position and significant concurrent positions

June 2007	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (current Seiyu GK)	Jan. 2014	Retired from Seiyu GK Retired from Wal-Mart Japan Holdings GK

May 2010	Executive Officer, SVP and Chief Financial Officer of Seiyu GK and Wal-Mart Japan Holdings GK (current Wal-Mart Japan Holdings KK)	June 2015	Corporate Auditor of the Company (present)

Jul. 2013	End of tenure as Executive Officer, SVP and Chief Financial Officer of Seiyu GK End of tenure as Executive Officer, SVP and Chief Financial Officer of Wal-Mart Japan Holdings GK

Notes:	1.	Reasons for selection of candidate for the position of Outside Director
Mayumi Tamura is proposed as a candidate for Outside Director who is an Audit and Supervisory Committee Member in order for her to audit and supervise its management from an objective, broad and highly sophisticated perspective, based on her rich experience and high level of insight into corporate management.
	2.	Other matters related to the Outside Director candidate are as follows:
		(1)	Mayumi Tamura is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
		(2)	Mayumi Tamura fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed her as an Independent Outside Corporate Auditor stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is elected, the Company plans to continue her appointment as Independent Outside Director.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 35 of its current Articles of Incorporation, the Company has entered into a contract with Mayumi Tamura which limit her liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If she is elected, the Company plans to enter into a similar limited liability contract.

Honda Motor Co., Ltd.

Criteria for Independence of Outside Directors/Outside Corporate Auditors

The Company’s board of directors will determine that an outside director/outside corporate auditor is sufficiently independent from the Company if it determines that the said outside director/outside corporate auditor satisfies the requirements set forth below:

1.	He/She is not, and has never been a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2.	He/She is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company group;

4)	a person who belongs to an audit organization which conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors and corporate auditors of the Company;

6)	a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director/outside corporate auditor currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

[End]

Established on May 15, 2015
*1	A “family member, close relative, etc.” means a spouse of an outside director/outside corporate auditor, a first or second degree relative, or any other relative who lives in the same place with the outside director/outside corporate auditor.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3	A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4	A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

FIFTH ITEM	Determination of Amount of Remuneration for Directors (other than Directors Who are Audit and Supervisory Committee Members)

Subject to a resolution approving Proposal No. 2 “Partial Amendments to Articles of Incorporation,” the Company will transition to being the company with audit and supervisory committee.

Pursuant to this, the current “amount of remuneration for Directors” will be abolished and a new “amount of remuneration for Directors (other than Directors who are Audit and Supervisory Committee Members)” will be determined.

Whereas the amount of remuneration for Directors of the Company was prescribed as “no more than 1.30 billion yen per year (of which the remuneration for Outside Directors shall be no more than 34 million yen per year)” at the 87th Ordinary General Meeting of Shareholders held on June 23, 2011, it is now proposed that the amount of remuneration for Directors (other than Directors who are Audit and Supervisory Committee Members) be prescribed as “no more than 1.16 billion yen per year (of which the remuneration for Outside Directors shall be no more than 34 million yen per year),” taking into account various circumstances such as the reduction in the number of Directors and the economic environment.

As in the past, the amount of remuneration for Directors (other than Directors who are Audit and Supervisory Committee Members) will not be inclusive of the amount pertaining to employee salaries for Directors who are concurrently employees.

The current number of Directors is thirteen (of which two are Outside Directors), and if a resolution is adopted to approve Proposal No. 3 as proposed, the number of Directors (other than Directors who are Audit and Supervisory Committee Members) will be nine (of which two are Outside Directors).

The resolution pertaining to this Proposal No. 5 will take effect subject to the amendments to the Articles of Incorporation in Proposal No. 2 becoming effective.

SIXTH ITEM    Determination of Amount of Remuneration for Directors Who are Audit and Supervisory Committee Members

Subject to a resolution approving Proposal No. 2 “Partial Amendments to Articles of Incorporation,” the Company will transition to being the company with audit and supervisory committee.

Pursuant to this, it is proposed that the “amount of remuneration for Directors who are Audit and Supervisory Committee Members” be determined as “no more than 270 million yen per year,” taking into account various circumstances such as the economic environment.

If a resolution is adopted to approve Proposal No. 4 as proposed, the number of Directors who are Audit and Supervisory Committee Members will be five.

The resolution pertaining to this Proposal No. 6 will take effect subject to the amendments to the Articles of Incorporation in Proposal No. 2 becoming effective.

Business Report for the 93rd Fiscal Year

For the Period From: April 1, 2016 To: March 31, 2017

1. OUTLINE OF BUSINESS

(1) Review of Operations

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2017, the United States economy continued to recover, mainly due to improvement in employment conditions and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and personal consumption. In the Asian economies, India experienced a moderate recovery and there was an upward trend in the economies of Thailand and Indonesia; while China’s economy slowed gradually in the first half of the fiscal year and saw an upturn in the second half. The Japanese economy continued on a gradual recovery track, mainly due to improvement in employment conditions and steady personal consumption.

In the Honda Group’s principal markets, the motorcycle market expanded compared to the previous fiscal year in Vietnam, India and Thailand, but shrank in Brazil and Indonesia. The automobile market grew year on year in China, India, Indonesia, Europe and Japan, while remaining flat overall in the United States and shrinking in Brazil and Thailand.

In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products. With regard to production, we further strengthened our production structure and developed a production system to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products that go beyond national borders.

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of inflators rise abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments within the cars. We are continuing to focus on the satisfaction and safety of our customers and making every effort through market-based measures to replace those airbag inflators as quickly as possible.

Honda’s consolidated profit for the year attributable to owners of the parent for the fiscal year ended March 31, 2017 totaled JPY 616.5 billion, an increase of 79.0% from the previous fiscal year. Basic earnings per share attributable to owners of the parent for the year amounted to JPY 342.10, an increase of JPY 150.94 from JPY 191.16 for the previous fiscal year.

Consolidated sales revenue for the year amounted to JPY 13,999.2 billion, a decrease of 4.1% from the previous fiscal year, due primarily to decreased revenue from unfavorable foreign currency translation effects, despite increased consolidated unit sales in all business operations as well as increased sales revenue in the financial services business.

Consolidated operating profit for the year amounted to JPY 840.7 billion, an increase of 67.0% from the previous fiscal year, due primarily to decreased SG&A expenses, including product warranty expenses, continuing cost reduction, an increase in sales revenue and model mix, and the impact of pension plan amendments, despite increased R&D expenses and unfavorable foreign currency effects.

Share of profit of investments accounted for using the equity method for the year amounted to JPY 164.7 billion, an increase of 30.8% from the previous fiscal year.

Consolidated profit before income taxes for the year totaled JPY 1,006.9 billion, an increase of 58.5% from the previous fiscal year.

Motorcycle Business

Consolidated unit sales totaled 11,237 thousand, an increase of 6.3% from the previous fiscal year.

Among all the regions, Asia had the highest consolidated unit sales, and sales of Activa in India and Wave110i in Thailand were both favorable.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017	Change	%	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017	Change	%
Motorcycle business	17,055	17,661	606	3.6	10,572	11,237	665	6.3
Japan	180	156	-24	-13.3	180	156	-24	-13.3
North America	308	294	-14	-4.5	308	294	-14	-4.5
Europe	204	217	13	6.4	204	217	13	6.4
Asia	15,133	15,937	804	5.3	8,650	9,513	863	10.0
Other Regions	1,230	1,057	-173	-14.1	1,230	1,057	-173	-14.1

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from external customers decreased by 4.9%, to JPY 1,716.1 billion from the previous fiscal year, due mainly to decreased revenue from unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 170.7 billion, a decrease of 6.1% from the previous fiscal year, due primarily to unfavorable foreign currency effects, despite continuing cost reduction and the impact of pension plan amendments.

Automobile Business

Consolidated unit sales totaled 3,683 thousand, an increase of 1.3% from the previous fiscal year.

Among all the regions, North America had the highest consolidated unit sales, and sales of the CR-V and Civic were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017			Year ended Mar. 31, 2016	Year ended Mar. 31, 2017
			Change	%			Change	%
Automobile business	4,743	5,028	285	6.0	3,636	3,683	47	1.3
Japan	668	668	0	0.0	614	603	-11	-1.8
North America	1,929	1,970	41	2.1	1,929	1,970	41	2.1
Europe	172	184	12	7.0	172	184	12	7.0
Asia	1,723	1,964	241	14.0	670	684	14	2.1
Other Regions	251	242	-9	-3.6	251	242	-9	-3.6

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from external customers decreased by 5.1%, to JPY 10,086.8 billion from the previous fiscal year due mainly to decreased revenue from unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 501.1 billion, an increase of 226.8% from the previous fiscal year, due primarily to a decrease in SG&A expenses, including product warranty expenses, continuing cost reduction, an increase in sales volume and model mix, and the impact of pension plan amendments, despite increased R&D expenses and unfavorable foreign currency effects.

Financial Services Business

Sales revenue from external customers in the financial services business operations increased by 2.3%, to JPY 1,878.0 billion from the previous fiscal year due mainly to an increase in operating lease revenue and revenues on disposition of lease vehicles, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit decreased by 10.5% to JPY 178.4 billion from the previous fiscal year due mainly to increased SG&A expenses and unfavorable foreign currency translation effects, despite increased sales revenue.

Power Product and Other Businesses

Consolidated unit sales totaled 6,121 thousand, an increase of 2.6% from the previous fiscal year.

Among all the regions, North America had the highest consolidated unit sales, and sales of the general purpose engine GCV160 and generator EU2000i were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017
			Change	%
Power product business	5,965	6,121	156	2.6
Japan	363	301	-62	-17.1
North America	2,811	2,977	166	5.9
Europe	1,008	1,035	27	2.7
Asia	1,349	1,430	81	6.0
Other Regions	434	378	-56	-12.9

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2016 and 2017, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in power product and other businesses decreased 5.0%, to JPY 318.1 billion from the previous fiscal year, due mainly to unfavorable foreign currency translation effects, despite increased sales revenue in other businesses. Honda reported an operating loss of JPY 9.6 billion, an improvement of JPY 21.4 billion from the previous fiscal year, due mainly to a decrease in expenses in other business and the impact of pension plan amendments despite unfavorable foreign currency effects. Operating loss of aircraft and aircraft engines included in the power product and other businesses segment was JPY 43.8 billion, an improvement of JPY 27.2 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2016 From April 1, 2015 to March 31, 2016 (reference)	FY2017 From April 1, 2016 to March 31, 2017	Change from the previous fiscal year (reference)
				(%)
Grand Total	14,601,151	13,999,200	-601,951	-4.1
Japan	1,754,167	1,799,772	45,605	2.6
North America	8,114,110	7,618,025	-496,085	-6.1
Europe	693,598	639,248	-54,350	-7.8
Asia	3,124,067	3,085,699	-38,368	-1.2
Other Regions	915,209	856,456	-58,753	-6.4

Motorcycle Business	1,805,429	1,716,165	-89,264	-4.9
Japan	66,877	62,769	-4,108	-6.1
North America	186,065	168,015	-18,050	-9.7
Europe	125,021	118,295	-6,726	-5.4
Asia	1,107,669	1,088,138	-19,531	-1.8
Other Regions	319,797	278,948	-40,849	-12.8
Automobile Business	10,625,405	10,086,816	-538,589	-5.1
Japan	1,439,959	1,453,460	13,501	0.9
North America	6,186,765	5,704,213	-482,552	-7.8
Europe	491,204	450,757	-40,447	-8.2
Asia	1,962,501	1,948,102	-14,399	-0.7
Other Regions	544,976	530,284	-14,692	-2.7
Financial Services Business	1,835,605	1,878,094	42,489	2.3
Japan	162,056	210,914	48,858	30.1
North America	1,619,201	1,616,234	-2,967	-0.2
Europe	14,490	12,100	-2,390	-16.5
Asia	12,615	10,556	-2,059	-16.3
Other Regions	27,243	28,290	1,047	3.8
Power Product & Other Businesses	334,712	318,125	-16,587	-5.0
Japan	85,275	72,629	-12,646	-14.8
North America	122,079	129,563	7,484	6.1
Europe	62,883	58,096	-4,787	-7.6
Asia	41,282	38,903	-2,379	-5.8
Other Regions	23,193	18,934	-4,259	-18.4

(2) Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2017 totaled JPY 541,041 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2016 (reference)	FY2017	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	59,229	50,040	-9,189	-15.5
Automobile Business	571,796	480,471	-91,325	-16.0
Financial Services Business	719	524	-195	-27.1
Power Product and Other Businesses	15,754	10,006	-5,748	-36.5

Total	647,498	541,041	-106,457	-16.4

Operating Lease Assets	1,967,538	1,882,696	-84,842	-4.3

Note:  Intangible assets are not included in the table above.

(3) Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2017 was JPY 477.6 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year was JPY 6,484.5 billion.

(4) Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

Honda has also defined its vision toward 2030 as “Serve people worldwide with the “joy of expanding their life’s potential,” as we strive to expand creation of value in the domains of “mobility” and “daily lives.”

2)	Management Challenges and Preparing for the Future

Honda will focus its energies on the tasks set out below in order to overcome the challenges described in “1. OUTLINE OF BUSINESS (1) Review of Operations.”

1.	Product Quality

Honda will strive to improve its product quality by verification within each development, purchasing, production, sales, and service department, along with integrated verification through coordination among those departments.

2.	Research and Development

Focusing on the fields of “mobility” and “people’s daily lives,” Honda is committed to creating new value to meet the increasingly diverse expectations of its customers by combining its forte of creative manufacturing with progress in digital technologies such as AI and big data. Honda will reinforce its product development structure so that it manifests Honda’s identity as well as adopt open innovation with other companies and research institutions, in an effort to materialize a research and development structure that creates both product and experience.

3.	Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region.

In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote the global spread of electric-powered motor technology. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including, but not limited to, natural disasters.

4.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5.	Safety Technologies

Honda will develop technologies to lead the effort of eliminating traffic accidents. Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will also improve safety by developing technologies to commercialize automated driving, and by using intelligent and connectivity technologies. In addition, Honda will reinforce traffic safety programs in Japan and abroad, advance driving and motorcycling training programs provided by local dealerships, and work actively in partnership with communities to build and improve the traffic environment.

6.	The Environment

Honda will step up its efforts to create better, cleaner, and more fuel-efficient engine technologies, further improve recyclables, and develop zero-emission technologies and electric-powered motors throughout its product lines, in order to lead the effort to create a carbon-free society. In addition, Honda has set a target to reduce total CO2 emissions by 50% compared to year 2000 levels by 2050. To achieve this target, it will strengthen its efforts to realize reductions in CO2 emissions through the entirety of its corporate activities including the supply chain, through means such as further advancing its energy-efficiency technologies and making effective use of renewable energy, as well as effectively utilizing resources and properly disposing of waste. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management to reduce CO2 emissions related to mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers, and society want to exist.

(5) Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	U.S. GAAP		IFRS
	FY2014 90th fiscal year (From April 1, 2013 to March 31, 2014)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)
Sales revenue	11,842,451	12,646,747	13,328,099	14,601,151	13,999,200
Operating profit	750,281	606,878	670,603	503,376	840,711
Profit before income taxes	728,940	644,809	806,237	635,450	1,006,986
Profit for the year attributable to owners of the parent	574,107	493,007	509,435	344,531	616,569
Basic earnings per share attributable to owners of the parent (Yen)	318.54	273.54	282.66	191.16	342.10
Total assets	15,622,031	18,088,839	18,425,837	18,229,294	18,958,123
Equity attributable to owners of the parent	5,918,979	6,696,693	7,108,627	6,761,433	7,295,296
Equity attributable to owners of the parent per share (Yen)	3,284.14	3,715.66	3,944.23	3,751.59	4,047.81

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS from the 92nd fiscal year. For reference, figures in accordance with IFRS for the 91st fiscal year are also shown.

2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

3.	The increase in sales revenue in the 92nd fiscal year compared to the 91st fiscal year is due primarily to increased sales revenue in automobile and financial services business operations. The decreases in operating profit, profit before income taxes, and profit for the year attributable to owners of the parent in the 92nd fiscal year compared to the 91st fiscal year are due mainly to an increased SG&A expenses including product warranty expenses, and unfavorable foreign currency effects.

4.	Figures for the 91st fiscal year (U.S. GAAP) reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared based on the Company Law in the fiscal year ended March 31, 2015.

5.	The status of the 93rd fiscal year is as provided in “(1) Review of Operations” of “1. OUTLINE OF BUSINESS.”

6.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no potentially dilutive common shares outstanding.

7.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b) Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2014 90th fiscal year (From April 1, 2013 to March 31, 2014)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)
Net sales	3,488,369	3,331,187	3,303,606	3,456,118
Operating income	125,604	96,343	(191,421)	36,559
Ordinary income	345,920	347,632	60,822	350,051
Net income	262,928	264,686	51,912	233,082
Net income per share (Yen)	145.89	146.86	28.80	129.33
Total assets	2,621,454	2,767,455	2,828,275	2,823,055
Net assets	1,895,208	1,984,521	1,861,647	1,947,645
Net assets per share (Yen)	1,051.56	1,101.11	1,032.94	1,080.66

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The decreases in operating income and ordinary income in the 92nd fiscal year compared to the 91st fiscal year are mainly due to increased SG&A expenses, including product warranty expenses, and increased R&D expenses, which was partially offset by positive foreign currency effects. Furthermore, the decrease in net income in the 92nd fiscal year compared to the 91st fiscal year is mainly due to a decrease in operating income, despite a decrease in income tax expenses, among other factors.

	4.	The increase in operating income in the 93rd fiscal year compared to the 92nd fiscal year is mainly due to decreases in SG&A expenses including product warranty expenses, and increased sales and model mix, despite unfavorable foreign currency effects. The increases in ordinary income and net income in the 93rd fiscal year compared to the 92nd fiscal year are mainly due to an increase in operating income and increased dividend income.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Engineering Co., Ltd.	(Tochigi, Japan)	JPY 3,600 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing and sales of machine tools, equipment and production techniques

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Power Product and Other Businesses	Manufacturing

Honda North America, Inc.	(U.S.A.)	USD 1 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Honda of America Mfg., Inc.	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Manufacturing

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	*100.0%	Power Product and Other Businesses	Research and development / Manufacturing / Sales

Honda Manufacturing of Alabama, LLC	(U.S.A.)	USD 400 million	*100.0%	Automobile Business	Manufacturing

Honda Manufacturing of Indiana, LLC	(U.S.A.)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Transmission Mfg. of America, Inc.	(U.S.A.)	USD 42 million	*100.0%	Automobile Business	Manufacturing

Honda R&D Americas, Inc.	(U.S.A.)	USD 22 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd.	(U.K.)	GBP 670 million	*100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda Bank GmbH	(Germany)	EUR 78 million	* 100.0%	Financial Services Business	Finance

Honda Turkiye A.S.	(Turkey)	TRY 180 million	* 100.0%	Motorcycle business Automobile business	Manufacturing / Sales

Honda Motor (China) Investment Co., Ltd.	(China)	USD 132 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	* 100.0%	Automobile Business	Manufacturing

Honda Automobile (China) Co., Ltd.	(China)	USD 82 million	* 65.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	* 100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 7,743 million	* 100.0%	Automobile Business	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	* 100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business	Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 4,850 million	* 100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	* 89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd.	(Thailand)	THB 150 million	* 83.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing

A.P. Honda Co., Ltd.	(Thailand)	THB 40 million	* 61.0%	Motorcycle Business	Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	* 70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 986 million	* 100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 344 million	* 100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	* 100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,355 million	* 100.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2017, the number of consolidated subsidiaries was 367, including 41 companies mentioned above, and the number of affiliates accounted for under the equity method was 75.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and power product and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

For principal subsidiaries and their locations, please refer to “(6) Principal Subsidiaries.”

(9) Employees of the Group and the Parent Company

(a) Group Employees

Business Segment	Number of Employees
	FY2016 (reference)		FY2017		Change (reference)
Motorcycle Business	44,384	(13,885)	43,869	(13,864)	-515	(-21)
Automobile Business	152,311	(15,662)	156,093	(16,426)	3,782	(764)
Financial Services Business	2,209	(117)	2,276	(111)	67	(-6)
Power Product & Other Businesses	9,495	(2,869)	9,677	(2,673)	182	(-196)

Total	208,399	(32,533)	211,915	(33,074)	3,516	(541)

(b) Employees of the Parent Company

	FY2016 (reference)		FY2017		Change (reference)
Number of employees	22,399	(4,280)	21,903	(4,570)	-496	(290)
Average age	45.0		45.0		—
Average number of years Employed by the Company	23.8		23.7		-0.1

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Shareholders	194,661

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	127,979	7.1
The Master Trust Bank of Japan, Ltd. (Trust Account)	94,498	5.2
Moxley & Co. LLC	66,809	3.7
Meiji Yasuda Life Insurance Company	51,199	2.8
State Street Bank and Trust Company	45,879	2.5
Japan Trustee Services Bank, Ltd. (Trust Account 9)	39,950	2.2
State Street Bank and Trust Company 505223	39,480	2.2
Tokio Marine & Nichido Fire Insurance Co., Ltd.	37,234	2.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Japan Trustee Services Bank, Ltd. (Trust Account 5)	33,061	1.8

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,148 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors (As of March 31, 2017)

Title	Name	Area of Responsibility or Principal Occupations
President, Chief Executive Officer and Representative Director	Takahiro Hachigo

Executive Vice President, Executive Officer and Representative Director	Seiji Kuraishi	Risk Management Officer Corporate Brand Officer

Senior Managing Officer and Director	Yoshiyuki Matsumoto	Supervising Director of F1 Project President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

Senior Managing Officer and Director	Yoshi Yamane	Chief Officer for Production Operations

Senior Managing Officer and Director	Kohei Takeuchi	Chief Officer for Business Management Operations Chief Officer for Driving Safety Promotion Center

Managing Officer and Director	Takashi Sekiguchi	Chief Officer for Automobile Operations Executive in Charge of Sales Strategy for Automobile Operations Executive in Charge of Corporate Project

Director (Outside)	Hideko Kunii

Outside Director of Innovation Network Corporation of Japan

Professor, Graduate School of Engineering Management, Shibaura Institute of Technology

Deputy President, Shibaura Institute of Technology

General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology

Outside Director of Tokyo Electric Power Company Holdings, Incorporated

Outside Director of Mitsubishi Chemical Holdings Corporation

Director (Outside)	Motoki Ozaki

President and Representative Director of The Kao Foundation for Arts and Sciences

President of Kigyo Mecenat Kyogikai Association for Corporate Support of the Arts

President of New National Theatre Foundation

Outside Director of Nomura Securities Co., Ltd.

Director and Advisor	Takanobu Ito

Operating Officer and Director	Shinji Aoyama	Chief Officer for Motorcycle Operations

Operating Officer and Director	Noriya Kaihara	Chief Officer for Customer First Operations Chief Quality Officer

Operating Officer and Director	Kazuhiro Odaka	Chief Officer for Business Support Operations Compliance Officer

Operating Officer and Director	Masayuki Igarashi	Chief Officer for Power Product Operations

Corporate Auditor (Full-time)	Masahiro Yoshida

Corporate Auditor (Full-time)	Kunio Endo

Corporate Auditor (Outside)	Toshiaki Hiwatari

Lawyer

Advisor Attorney to TMI Associates

Outside Director of Nomura Securities Co., Ltd.

Outside Director (Audit & Supervisory Committee Member) of TOYO KANETSU K.K.

Company Auditor (Outside) of THE KAGOSHIMA BANK, LTD.

Title	Name	Area of Responsibility or Principal Occupations
Corporate Auditor (Outside)	Hideo Takaura	Certified Public Accountant Outside Auditor of Innovation Network Corporation of Japan

Corporate Auditor (Outside)	Mayumi Tamura

Notes:	1.	Directors Hideko Kunii and Motoki Ozaki are Outside Directors in accordance with Article 2, Item 15 of the Company Law.

	2.	Corporate Auditors Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura are Outside Corporate Auditors in accordance with Article 2, Item 16 of the Company Law.

	3.	Corporate Auditor Kunio Endo has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Corporate Auditor Hideo Takaura has extensive knowledge and experience as a certified public accountant. Mr. Endo and Mr. Takaura have abundant knowledge related to finance and accounting.

	4.	The Company has appointed Hideko Kunii and Motoki Ozaki as independent (outside) directors and Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura as independent (outside) corporate auditors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	5.	The Company has introduced the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company who do not hold the position of Director are as follows: (As of March 31, 2017)

Senior Managing Officer	Toshiaki Mikoshiba	Chief Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Chief Executive Officer of American Honda Motor Co., Inc.

Managing Officer	Toshihiko Nonaka	President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Managing Officer	Soichiro Takizawa	Senior Executive Vice President and Director of Honda North America, Inc.

Managing Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officer	Naoto Matsui	Chief Officer for Purchasing Operations

Operating Officer	Mitsugu Matsukawa	Chief Officer for IT Operations Head of Production Planning Supervisory Unit for Production Operations

Operating Officer	Tetsuo Suzuki	Representative of Motorcycle DEB for Motorcycle Operations

Operating Officer	Issao Mizoguchi

Chief Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Toshihiro Mibe	Senior Managing Officer and Director of Honda R&D Co., Ltd.

Operating Officer	Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Operating Officer	Tomomi Kosaka	Executive Vice President and Director of Honda North America, Inc. President and Director of Honda of America Mfg., Inc.

Operating Officer	Noriaki Abe	Chief Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

Operating Officer	Toshiyuki Shimabara

Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Operating Officer	Yasuhide Mizuno	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor Technology (China) Co., Ltd.

Operating Officer	Hiroyuki Kachi	Executive in Charge of Corporate Project

Operating Officer	Soichi Yamamoto	Executive Vice President and Director of Honda Motor Europe Ltd. Managing Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Katsushi Inoue	Chief Officer for Regional Operations (Europe Region) President and Director of Honda Motor Europe Ltd.

Operating Officer	Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Operating Officer	Asako Suzuki	General Manager of Marketing and Product Planning Division for Regional Operations (Japan)

6.	As of April 1, 2017, the following changes in Operating Officers were announced by the Company. Positions in the parenthesis are as of March 31, 2017.

Operating Officer	Katsuhisa Okuda	(General Manager of Business Administration Office for Power Product Operations)

Operating Officer	Katsuhide Moriyama	(General Manager of Marketing Planning Office for Automobile Operations)

(2) Remuneration of Directors and Corporate Auditors, Etc.

Yen (millions)
Item	Directors (Outside Directors)		Corporate Auditors (Outside Corporate Auditors)		Total (Outside Directors and Corporate Auditors)
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	18 (3)	647 (23)	6 (3)	181 (47)	24 (6)	828 (71)
Bonuses	13 (2)	275 (8)	— (—)	— (—)	13 (2)	275 (8)

Total		923 (31)		181 (47)		1,104 (79)

Notes:	1.	Remuneration is limited to JPY 1,300 million per year for Directors and JPY 270 million per year for Corporate Auditors.

	2.	“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditors during the fiscal year ended March 31, 2017. This amount includes remuneration paid to five Directors and one Corporate Auditor who ended their tenure as of the closing of the 92nd Ordinary General Meeting of Shareholders that was held on June 16, 2016.

	3.	Bonuses to Directors are included in the previously mentioned maximum amount for compensation to Directors, and the amount shown was decided by the meeting of the Board of Directors held on April 28, 2017.

(3) Principal Activities of Outside Directors and Outside Corporate Auditors during the Fiscal Year ended March 31, 2017

(a) Principal Activities during the Fiscal Year ended March 31, 2017

Post	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2017
Director (Outside)	Hideko Kunii	Attended all 10 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate activities as well as domestic and overseas software field, she provides advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective.

Director (Outside)	Motoki Ozaki	Attended all 8 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective.

Corporate Auditor (Outside)	Toshiaki Hiwatari	Attended all 10 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from an objective, broad and highly sophisticated perspective.

Corporate Auditor (Outside)	Hideo Takaura	Attended all 10 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from an objective, broad and highly sophisticated perspective.

Corporate Auditor (Outside)	Mayumi Tamura	Attended all 10 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge regarding corporate management, she conducts auditing activities from an objective, broad and highly sophisticated perspective.

All Outside Directors and Outside Corporate Auditors have been selected based on their abundant experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Notes:	1.	The attendance rate of all Internal Directors and Internal Corporate Auditors was 100% at meetings of the Board of Directors and meetings of the Board of Corporate Auditors, respectively.

	2.	The attendance record of Director Motoki Ozaki shows figures covering the meetings of the Board of Directors held after his assumption of office on June 16, 2016.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on Article 427, Paragraph 1 of the Company Law and of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2017

(a)	Remuneration, etc.	JPY 469 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	JPY 941 million

Notes:	1.

The Company’s Board of Corporate Auditors has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from directors, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraph 1 of the Company Law of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

	3.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Board of Corporate Auditors shall dismiss the financial auditor in accordance with procedures stipulated in the Company Law, or decide on proposals concerning the dismissal or non re-employment of the financial auditor and, based on that decision, the Company’s Board of Directors shall submit proposals to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish annual and medium-term business plans, endeavor to share these plans, and monitor and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.	Provision of employees when assistance is requested by Corporate Auditors, independence of such employees from the Directors, and ensuring effectiveness of instructions to such employees

The Company will establish a staff organization directly under the Board of Corporate Auditors to provide support to the Corporate Auditors.

7.	Systems for Directors and employees to report to Corporate Auditors and other systems related to reporting to Corporate Auditors

The Company will further develop systems for the management and employees of the Company and its subsidiaries to report to the Corporate Auditors. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Other systems for ensuring the effectiveness of audits by Corporate Auditors

In accordance with laws and ordinances, the Company will bear the necessary expenses for the Corporate Auditors to execute their duties.

The Company will further develop other necessary systems for audits by the Corporate Auditors to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Improvement Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Director and Chief Officer for Business Support Operations has been appointed as Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2017, the Compliance Committee has held both regular and extraordinary meetings and has deliberated on matters such as the operating status of the Business Ethics Improvement Proposal Line and the raising awareness status of the Honda Code of Conduct.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Office has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Executive Vice President, Executive Officer and Representative Director has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

Operating Officers are assigned to the headquarters of each region, business, and function and to other main divisions to handle business execution in the fields of which they are in charge. In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Operating Officers and the decision-making process.

The Board of Directors determines the company-wide midterm policy and the annual business plans, which are then shared throughout the Company through each Chief Officer and other Executive Officers.

The Board of Directors receives reports on the progress of the company-wide midterm policy each fiscal year and on the progress of business plans each quarter, thereby monitoring and supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers responsible for the supervision of each subsidiary have been appointed from among the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Improvement Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Office, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.	Provision of employees when assistance is requested by Corporate Auditors, independence of such employees from the Directors, and ensuring effectiveness of instructions to such employees

The Company has established the Corporate Auditors Office and appointed full-time staff members. The Office is independent from the chain of command of the Directors of the Company, directly under the Board of Corporate Auditors. The Corporate Auditors’ Office takes orders directly from and supports the Corporate Auditors so that their duties are executed efficiently.

7.	Systems for Directors and employees to report to Corporate Auditors and other systems related to reporting to Corporate Auditors

The Company has established its Standards for Corporate Auditor Reports as a set of standards for reports to the Corporate Auditors, and the relevant departments of the Company regularly report to the Corporate Auditors regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Corporate Auditors is treated disadvantageously for having done so.

8.	Other systems for ensuring the effectiveness of audits by Corporate Auditors

In order for the Company to bear the necessary expenses for the Corporate Auditors to execute their duties, the Company secures the necessary budget every business year based on proposals from the Corporate Auditors.

The Corporate Auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, the Corporate Auditors attend meetings of the Board of Directors and other important meetings.

(3) POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company may also acquire its own shares at a timing that it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 24 per share for the year ended March 31, 2017. As a result, total cash dividends for the year ended March 31, 2017, together with the first quarter cash dividends of JPY 22, the second quarter cash dividends of JPY 22 and the third quarter cash dividends of JPY 24, are planned to be JPY 92 per share, an increase of JPY 4 per share from the annual dividends paid for the year ended March 31, 2016.

Also, please note that the year-end cash dividends for the year ended March 31, 2017 is a matter to be resolved at the ordinary general meeting of shareholders.

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2016 and 2017	2016 (reference)	2017
ASSETS
Current assets:
Cash and cash equivalents	1,757,456	2,105,976
Trade receivables	826,714	764,026
Receivables from financial services	1,926,014	1,878,938
Other financial assets	103,035	149,427
Inventories	1,313,292	1,364,130
Other current assets	315,115	292,970

Total current assets	6,241,626	6,555,467

Non-current assets:
Investments accounted for using the equity method	593,002	597,262
Receivables from financial services	3,082,054	3,070,615
Other financial assets	335,203	364,612
Equipment on operating leases	3,678,111	4,104,663
Property, plant and equipment	3,139,564	3,200,378
Intangible assets	824,939	778,192
Deferred tax assets	180,828	121,509
Other non-current assets	153,967	165,425

Total non-current assets	11,987,668	12,402,656

Total assets	18,229,294	18,958,123

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,128,041	1,183,344
Financing liabilities	2,789,620	2,786,928
Accrued expenses	384,614	417,736
Other financial liabilities	89,809	119,784
Income taxes payable	45,872	45,507
Provisions	513,232	348,095
Other current liabilities	519,163	527,448

Total current liabilities	5,470,351	5,428,842

Non-current liabilities:
Financing liabilities	3,736,628	4,022,190
Other financial liabilities	47,755	47,241
Retirement benefit liabilities	660,279	494,131
Provisions	264,978	248,935
Deferred tax liabilities	789,830	900,450
Other non-current liabilities	227,685	246,708

Total non-current liabilities	5,727,155	5,959,655

Total liabilities	11,197,506	11,388,497

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,178)	(26,189)
Retained earnings	6,194,311	6,712,894
Other components of equity	336,115	351,406

Equity attributable to owners of the parent	6,761,433	7,295,296
Non-controlling interests	270,355	274,330

Total equity	7,031,788	7,569,626

Total liabilities and equity	18,229,294	18,958,123

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2016 and 2017	2016 (reference)	2017
Sales revenue	14,601,151	13,999,200

Operating costs and expenses:
Cost of sales	(11,332,399)	(10,865,848)
Selling, general and administrative	(2,108,874)	(1,601,212)
Research and development	(656,502)	(691,429)

Total operating costs and expenses	(14,097,775)	(13,158,489)

Operating profit	503,376	840,711

Share of profit of investments accounted for using the equity method	126,001	164,793

Finance income and finance costs:
Interest income	28,468	32,389
Interest expense	(18,146)	(12,471)
Other, net	(4,249)	(18,436)

Total finance income and finance costs	6,073	1,482

Profit before income taxes	635,450	1,006,986
Income tax expense	(229,092)	(327,592)

Profit for the year	406,358	679,394

Profit for the year attributable to:
Owners of the parent	344,531	616,569
Non-controlling interests	61,827	62,825

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	191.16	342.10

Consolidated Statements of Comprehensive Income (reference)

	Yen (millions)
Years ended March 31, 2016 and 2017	2016	2017
Profit for the year	406,358	679,394

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(70,709)	58,154
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(15,797)	22,707
Share of other comprehensive income of investments accounted for using the equity method	(1,274)	3,262
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(430,152)	8,064
Share of other comprehensive income of investments accounted for using the equity method	(36,591)	(22,644)

Total other comprehensive income, net of tax	(554,523)	69,543

Comprehensive income for the year	(148,165)	748,937

Comprehensive income for the year attributable to:
Owners of the parent	(188,580)	696,079
Non-controlling interests	40,415	52,858

Consolidated Statements of Changes in Equity

Years ended March 31, 2016 (reference) and 2017

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the year
Profit for the year				344,531		344,531	61,827	406,358
Other comprehensive income, net of tax					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year				344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock			(14)			(14)		(14)
Disposal of treasury stock			1			1		1
Equity transactions and others							(3,729)	(3,729)

Total transactions with owners and other			(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the year
Profit for the year				616,569		616,569	62,825	679,394
Other comprehensive income, net of tax					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year				616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock			(12)			(12)		(12)
Disposal of treasury stock			1			1		1
Equity transactions and others							(1,167)	(1,167)

Total transactions with owners and other			(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Consolidated Statements of Cash Flows (reference)

	Yen (millions)
Years ended March 31, 2016 and 2017	2016	2017
Cash flows from operating activities:
Profit before income taxes	635,450	1,006,986
Depreciation, amortization and impairment losses excluding equipment on operating leases	660,714	674,329
Share of profit of investments accounted for using the equity method	(126,001)	(164,793)
Finance income and finance costs, net	(982)	(55,911)
Interest income and interest costs from financial services, net	(151,374)	(119,953)
Changes in assets and liabilities
Trade receivables	(88,173)	49,217
Inventories	66,405	(72,144)
Trade payables	105,189	12,999
Accrued expenses	32,151	50,339
Provisions and retirement benefit liabilities	329,391	(252,837)
Receivables from financial services	354,353	40,525
Equipment on operating leases	(558,826)	(435,503)
Other assets and liabilities	20,765	71,940
Other, net	4,851	998
Dividends received	105,477	121,770
Interest received	233,873	220,947
Interest paid	(92,355)	(99,607)
Income taxes paid, net of refunds	(139,913)	(164,229)

Net cash provided by operating activities	1,390,995	885,073

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(635,176)	(494,132)
Payments for additions to and internally developed intangible assets	(236,783)	(143,320)
Proceeds from sales of property, plant and equipment and intangible assets	25,617	18,710
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(2,835)
Payments for acquisitions of investments accounted for using the equity method	(3,238)	(547)
Proceeds from sales of investments accounted for using the equity method	3,237	16,208
Payments for acquisitions of other financial assets	(173,761)	(222,464)
Proceeds from sales and redemptions of other financial assets	145,414	177,762
Other, net	(387)	—

Net cash used in investing activities	(875,077)	(650,618)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,302,231	8,207,530
Repayments of short-term financing liabilities	(8,708,320)	(8,129,295)
Proceeds from long-term financing liabilities	1,826,991	1,902,448
Repayments of long-term financing liabilities	(1,267,290)	(1,622,603)
Dividends paid to owners of the parent	(158,601)	(162,205)
Dividends paid to non-controlling interests	(40,331)	(35,059)
Purchases and sales of treasury stock, net	(13)	(11)
Other, net	(49,966)	(45,382)

Net cash provided by (used in) financing activities	(95,299)	115,423

Effect of exchange rate changes on cash and cash equivalents	(134,893)	(1,358)

Net change in cash and cash equivalents	285,726	348,520

Cash and cash equivalents at beginning of year	1,471,730	1,757,456

Cash and cash equivalents at end of year	1,757,456	2,105,976

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 367

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 75

Corporate names of major affiliates and joint ventures:

Dongfeng Honda Automobile Co., Ltd., Guangqi Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 9

Reduced through reorganization: 10

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: —

Reduced through reorganization: 8

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income.

Financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value other than financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss.

Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of probable losses incurred on receivables from financial services. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

(Receivables from financial services – Allowance for losses on lease residual values)

The allowance for losses on lease residual values is management’s estimate of probable losses on the uninsured portion of the lease residual values incurred on receivables from finance leases. The allowance for losses on lease residual values is based on management’s evaluation of many factors, including current economic conditions, industry experience, and the finance subsidiaries’ historical experience with residual value losses.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Notes to Consolidated Statements of Financial Position:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2016	Mar. 31, 2017
The allowance for doubtful trade receivables	15,888	14,510
The allowance for credit losses for receivables from financial services	25,565	31,499
The allowance for losses on lease residual values for receivables from financial services	1,615	1,663
The allowance for doubtful other financial assets	11,731	10,964

2.	Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2016	Mar. 31, 2017
Pledged assets:
Trade receivables	21,757	18,229
Receivables from financial services	945,761	1,038,177
Inventories	21,364	—
Property, plant and equipment	67,706	61,644

Secured liabilities:
Financing liabilities (Current liabilities)	517,982	572,450
Financing liabilities (Non-current liabilities)	456,431	492,118

3.	The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2016	Mar. 31, 2017
Equipment on operating leases	847,961	1,009,880
Property, plant and equipment	4,891,356	5,159,976

4.	Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2016	Mar. 31, 2017
Bank loans of employees for their housing costs	19,125	16,146

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2017, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2016	Mar. 31, 2017
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2016	Mar. 31, 2017
2. The number of treasury shares	9,144,911	9,148,035

3. The total amount of dividends for the fiscal year ended March 31, 2017 was ¥162,205 million. The Company intends to distribute year-end cash dividends of ¥43,254 million to the shareholders of record as of March 31, 2017.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, and securitization of finance receivables. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

The carrying amounts and fair value of financial instruments as of March 31, 2017 are as follows: Yen (millions)

	Carrying Amount	Fair Value
Assets
Receivables from financial services	4,949,553	4,952,670
Debt securities	136,957	136,958
Equity securities	188,657	188,657
Derivatives	35,513	35,513
Liabilities
Financing liabilities	6,809,118	6,841,558
Derivatives	55,076	55,076

Measurement methods and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The fair values approximate their carrying amounts due to their short-term maturities.

2.	Receivables from financial services

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities.

3.	Debt securities

Debt securities consist mainly of mutual funds, corporate bonds, local bonds, and auction rate securities. The fair value of mutual funds with an active market is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers, and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction.

4.	Equity securities

The fair value of equity securities with an active market is measured by using quoted market prices. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods.

5.	Derivatives

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates, and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of the counterparties is considered in the valuation of derivatives.

6.	Financing liabilities

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2016	Mar. 31, 2017
Equity per share attributable to owners of the parent	3,751.59	4,047.81
Basic earnings per share attributable to owners of the parent	191.16	342.10

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The number of shares outstanding at the end of the years ended March 31, 2016 and 2017 were 1,802,283,519 and 1,802,280,395, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for the years ended March 31, 2016 and 2017 were 1,802,285,138 and 1,802,282,093, respectively. There were no potentially dilutive common shares outstanding for the years ended March 31, 2016 or 2017.

Other

1.	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises; however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above-mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainty, such as the period when these lawsuits will be conducted.

2.	Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the year ended March 31, 2016.

3.	Impairment loss on investments accounted for using the equity method

The Company recognized impairment losses on certain investments accounted for using the equity method because there was objective evidence of impairment from declines in quoted market values. The amount of the impairment losses is ¥28,887 million for the fiscal year ended March 31, 2016 and ¥12,871 million for the fiscal year ended March 31, 2017, respectively. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income.

4.	Impact of the pension plan amendments on the Company’s consolidated financial position and results of operations

In August 2016, the Company and certain subsidiaries in Japan decided, effective April 1, 2017, to extend the mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose a retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill the diversifying needs of individual employees. The plan amendments include the revision of the benefit curve to make the lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old, under the existing plan. In addition, one of the defined benefit pension plans will be replaced by a defined contribution plan.

This plan amendment resulted in a reduction of the defined benefit obligation and recognition of the past service cost through profit or loss. Honda recognized ¥84,024 million of past service cost (credit), of which ¥37,197 million is presented in cost of sales, ¥21,385 million is presented in selling, general and administrative, and ¥25,442 million is presented in research and development in the consolidated statements of income for the year ended March 31, 2017. The defined benefit obligation and plan asset were remeasured.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year are contained as additional information for reference.

Segment Information (reference)

(a) Segment Information

As of and for the year ended March 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,805,429	10,625,405	1,835,605	334,712	14,601,151	—	14,601,151
Intersegment	—	142,280	14,095	17,532	173,907	(173,907)	—
Total	1,805,429	10,767,685	1,849,700	352,244	14,775,058	(173,907)	14,601,151

Segment profit (loss)	181,773	153,366	199,358	(31,121)	503,376	—	503,376

Segment assets	1,412,404	7,493,086	9,071,874	333,586	18,310,950	(81,656)	18,229,294
Depreciation and amortization	76,267	564,631	622,874	13,770	1,277,542	—	1,277,542
Capital expenditures	73,541	796,209	1,972,647	18,251	2,860,648	—	2,860,648
As of and for the year ended March 31, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,716,165	10,086,816	1,878,094	318,125	13,999,200	—	13,999,200
Intersegment	—	169,850	13,188	31,567	214,605	(214,605)	—
Total	1,716,165	10,256,666	1,891,282	349,692	14,213,805	(214,605)	13,999,200

Segment profit (loss)	170,740	501,181	178,449	(9,659)	840,711	—	840,711

Segment assets	1,505,637	7,543,388	9,437,044	312,303	18,798,372	159,751	18,958,123
Depreciation and amortization	79,398	576,546	664,940	14,544	1,335,428	—	1,335,428
Capital expenditures	66,241	607,629	1,886,607	12,272	2,572,749	—	2,572,749

Notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥451,387 million as of March 31, 2016 and ¥530,809 million as of March 31, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(b) Geographic Information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,022,931	8,123,655	693,255	2,955,690	805,620	14,601,151	—	14,601,151
Inter-geographic areas	1,905,654	413,427	82,782	579,683	3,032	2,984,578	(2,984,578)	—

Total	3,928,585	8,537,082	776,037	3,535,373	808,652	17,585,729	(2,984,578)	14,601,151
Operating profit (loss)	(98,714)	210,862	18,747	335,508	(8,322)	458,081	45,295	503,376

Assets	4,258,071	10,240,942	719,561	2,467,481	603,754	18,289,809	(60,515)	18,229,294
Non-current assets other than financial instruments and deferred tax assets	2,426,439	4,364,808	118,992	713,968	172,374	7,796,581	—	7,796,581
As of and for the year ended March 31, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,114,833	7,621,550	638,436	2,893,404	730,977	13,999,200	—	13,999,200
Inter-geographic areas	1,998,576	476,518	150,957	562,629	2,518	3,191,198	(3,191,198)	—

Total	4,113,409	8,098,068	789,393	3,456,033	733,495	17,190,398	(3,191,198)	13,999,200
Operating profit (loss)	104,560	398,725	12,112	331,466	29,016	875,879	(35,168)	840,711

Assets	4,236,574	10,743,185	675,983	2,694,622	670,332	19,020,696	(62,573)	18,958,123
Non-current assets other than financial instruments and deferred tax assets	2,492,467	4,766,609	107,443	694,919	187,220	8,248,658	—	8,248,658

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥451,387 million as of March 31, 2016 and ¥530,809 million as of March 31, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Independent Auditors’ Report

Independent Auditor’s Report

The Board of Directors	May 8, 2017
Honda Motor Co., Ltd.

KPMG AZSA LLC
Hiroshi Miura (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hiroyuki Yamada (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Tomoo Nishigori (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2017 and for the year from April 1, 2016 to March 31, 2017 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit Report of the Board of Corporate Auditors

Mr. Takahiro Hachigo

President and Representative Director of

Honda Motor Co., Ltd.

Audit Report

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 93rd fiscal year from April 1, 2016 to March 31, 2017, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

(1)	The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)	Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and conducted audits in the following method.

1)	Participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

2)	Monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors as recorded in the Business Report conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Company Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems) by receiving periodic reports from the Directors and employees on the structuring and operation of these systems, and, as necessary, requesting explanations and asking for expression of opinions in accordance with the auditing operation standards for the internal control system provided by the Board of Corporate Auditors. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received reports regarding to the structuring and operation of these systems from subsidiaries as necessary.

3)	Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Corporate Auditors examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of change in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of change in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2017.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3)	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 11, 2017

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Masahiro Yoshida (Seal)
Corporate Auditor (Full-time)	Kunio Endo (Seal)
Corporate Auditor (Outside)	Toshiaki Hiwatari (Seal)
Corporate Auditor (Outside)	Hideo Takaura (Seal)
Corporate Auditor (Outside)	Mayumi Tamura (Seal)

- End -

Honda Motor Co., Ltd.